November 4, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	David Burton
Lynn Dicker

RE:	World Heart Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 22, 2010
Form 10-Q for the quarterly period ended June 30, 2010
File No. 0-28882

Ladies and Gentlemen:

We are transmitting this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated October 28, 2010, regarding (i) World Heart Corporation’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 22, 2010 (the “Annual Report”) and (ii) the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010 (the “Quarterly Report”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations For the Year Ended December 31. 2009 Compared With the Year Ended

December 31, 2008, page 22

Restructuring costs, page 24

1.
We note that you commenced a restructuring plan in August 2008 which has resulted in $709,000 of expenses through December 31, 2009. Please expand future MD&A to include a discussion of the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. Further, include a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense. As appropriate, please revise future filings to discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues.  In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5P:4.

The Company respectfully acknowledges the Staff’s comment and will expand future MD&A to include a discussion of the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. The Company will also include a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense and will revise future filings to discuss whether we expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues.  In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, the company will discuss that outcome, its reasons and the possible effects on future operating results and liquidity.

Item 9(A)T.   Controls and Procedures, page 36

-Evaluation of disclosure controls and procedures, 36

2.
In reference to prior comment 1 in our letter dated June 16, 2008, we note the phrase added ”at the reasonable assurance level.”  However, such inclusion does not address the requirement to state clearly that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Please revise future filings to clarify this disclosure or in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Refer to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http//www.sec.gov/rules/final/33-8238.htm.  Please note that this comment also applies to the disclosures provided in Item 4 of your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2010.

The Company respectfully acknowledges the Staff’s comment and will remove the reference to the level of assurance of its disclosure controls and procedures in future filings.

Financial Statements

Note 12.  Restructuring, page F-22

3.
We note the amount of restructuring expenses recorded in 2008 and 2009.  In future filings, please revise the disclosures made in the last sentence of the 3rd paragraph to reconcile the appropriate expenses to the periods identified - i.e., $131,431 was recorded in 2008 and $577,666 was recorded in 2009.  Further in this regard, correct the period identified for total accrued liabilities in the last sentence of the last paragraph.

The Company respectfully acknowledges the Staff’s comment and will revise the disclosures made in the last sentence of the 3rd paragraph to reconcile the appropriate expenses to the periods identified - i.e., $131,431 was recorded in 2008 and $577,666 was recorded in 2009, and will correct the period identified for total accrued liabilities in the last sentence of the last paragraph.

Note 15.  Segmented Information, page F-28

4.
We note your disclosure of long-lived assets by geographic area includes intangible assets for 2008 and 2007.  Please tell us how you have considered the guidance in paragraph 280-10-55-23 of the FASB Accounting Standards Codification or otherwise revise future filings accordingly.

The Company respectfully acknowledges the Staff’s comment and will modify future filings to exclude intangible assets as part of the long lived asset total. The Company notes that intangible assets were fully amortized as of December 31, 2009.

Form 10-Q for the quarterly period ended June 30, 2010

Note 2.  Summary of Significant Accounting Policies

-(i) Revenue Recognition.  Trade Receivables and Deferred Revenue

5.
In your description for revenue from product sales not sold on a consignment basis you state that it “is generally recognized upon customer receipt and acceptance of the product.”  Please clarify for us, with a view towards disclosure, the situations in which revenue is recognized on product sales other than upon customer receipt and acceptance of the product and if material, quantify the percentage of your sales that it represents.

The Company respectfully acknowledges the Staff’s comment and will modify future filings to remove the word “generally” in its discussion of revenue recognition.  The Company notes that revenue is recognized upon customer receipt and acceptance.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (801) 303-4361 or Mark Weeks of Cooley llp, outside counsel to the Company, at (650) 843-5011 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ Morgan R. Brown

Executive Vice President and Chief Financial Officer

World Heart Corporation

cc:	Mark Weeks, Cooley llp